[redacted]

08003414

PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece

BY COURIER

No/Date :5/D1: 312/12-6-2008

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

PROCESSED
JUN 26 2008
THOMSON REUTERS

SUPPL

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose an announcement of dividend declaration.
This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

SEC
Mail Processing
Section
JUN 19 2008
Washington, DC
105

Sincerely,

George Angelopoulos
Chief Financial Officer

Enclosure

- An announcement of dividend declaration

PUBLIC POWER CORPORATION S.A.

ANNOUNCEMENT

PAYMENT OF DIVIDEND FOR THE FINANCIAL YEAR 2007

The PUBLIC POWER CORPORATION S.A. announces that, in accordance with the decision of the 6th Annual General Meeting of Shareholders on June 12, 2008, the dividend for the financial year 2007 amounts to Euro 0.10 (ten Euro cents) per share. Shareholders on record at the end of the Athens Stock Exchange's trading session on June 24, 2008 are entitled to such dividend. As of June 25, 2008 the shares of the Corporation will be traded on the Athens Stock Exchange ex dividend.

Payment of the dividend is to commence on July 2, 2008 by the Eurobank EFG Bank through the authorized operators of beneficiaries shareholders' Account at the Dematerialised Security System (D.S.S.).

In case you have requested exception from your D.S.S. operator or by the company "Hellenic Exchanges S.A." (HELEX) or , your shares are kept under the operation of the Central Securities Depository, the dividend will be paid via the branch network of the Eurobank EFG, upon presentation in person of the identity card as well as a printout of the Account at the D.S.S.

For further information, shareholders may contact the Corporation's Shareholders Relations Office (tel. 210-5230951) or the Eurobank EFG Bank, Athens (210-3523643).

Athens, June 12, 2008

PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece

BY COURIER No/Date : F/DI : 313 | 12-6-2008

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose an announcement with the results of AGM.
This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

George Angelopoulos
Chief Financial Officer

SEC
Mail Processing
Section

JUN 19 2008

Washington, DC
105

Enclosure
- An announcement with the results of AGM

PUBLIC POWER CORPORATION S.A.

ANNOUNCEMENT

RESULTS OF THE 6th ANNUAL GENERAL MEETING OF THE SHAREHOLDERS OF "PUBLIC POWER CORPORATION S.A."

"PUBLIC POWER CORPORATION SOCIETE ANONYME" announces that, the fifth Annual General Meeting of the Shareholders, was held, with quorum 65,32%, on Thursday, 12 June 2008. The Annual General Meeting of Shareholders discussed and approved the following:

ITEM ONE: Approval of the PPC S.A.'s stand alone and consolidated Financial Statements for the 6th fiscal year (from 1.1.2007 to 31.12.2007) as well as approval of the unbundled Financial Statements pursuant to article 20 of Law 3426/2005.

ITEM TWO: Approval of the distribution of share dividend for the fiscal year from 1.1.2007 to 31.12.2007 from taxed extraordinary reserve funds of previous fiscal years.

ITEM THREE: Release of the members of the Board of Directors and of the chartered accountants from any responsibility for compensation concerning the fiscal year from 1.1.2007 to 31.12.2007 pursuant to article 35 of Codified Law 2190/1920.

ITEM FOUR: Ratification of appointment of the new Member of the Board of Directors and his capacity.

ITEM FIVE: Approval of the remunerations and compensations paid to the Members of the Board of Directors of the Company for the fiscal year from 1.1.2007 to 31.12.2007 and pre-approval of the gross remunerations and compensations for the fiscal year from 1.1.2008 to 31.12.2008.

ITEM SIX: Appointment of chartered accountants for the fiscal year from 1.1.2008 to 31.12.2008 pursuant to articles 31 and 32 of the Articles of Incorporation of the Company and approval of the chartered accountants remunerations for the abovementioned fiscal year.

Athens, 12-6-2008

END